Exhibit 99

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 NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

**Kadant Reports Results for Second Quarter 2008 and
Lowers Full Year 2008 Guidance**

WESTFORD, Mass., July 23, 2008 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $92.4 million in the second quarter of 2008, an increase of $3.3 million, or 4 percent, compared to $89.1 million in the second quarter of 2007. The 2008 period included a $6.1 million, or 7 percent, increase from foreign currency translation and the 2007 period included $0.3 million in revenues from the Casting Products business that was sold in April 2007. Excluding these items, revenues decreased $2.5 million, or 3 percent, in the second quarter of 2008 compared to the 2007 period. Operating income from continuing operations in the 2008 quarter increased 11 percent to $10.1 million versus $9.2 million in the second quarter of 2007. Income from continuing operations (after-tax) was $6.9 million in the second quarter of 2008, or $.50 of diluted earnings per share (EPS), versus income of $5.9 million, or $.42 of diluted EPS, a year ago. Including the discontinued operation, net income in the second quarter of 2008 was $6.9 million, or $.50 per diluted share, versus $4.9 million, or $.35 per diluted share, in the 2007 quarter.

($ in millions)	Three Months Ended			
	June 28, 2008	June 30, 2007	Change	% Change
Revenues, as reported	$ 92.4	$ 89.1	$ 3.3	4%
Adjustments to revenues for the following:				
Favorable foreign currency effect	(6.1)	-	(6.1)	(7)
Sale of Casting Products business	-	(.3)	.3	-
Revenues, as adjusted	$ 86.3	$ 88.8	$ (2.5)	(3)%

        "We had a number of notable achievements in the second quarter," said William A. Rainville, chairman and chief executive officer of Kadant. "Diluted EPS from our continuing operations was $.50, which exceeded the top end of our guidance by $.07. Operating income in our Papermaking Systems segment set a quarterly record of $14.7 million and represented 16.3 percent of revenues. Within this segment, our fluid-handling product line set another quarterly record, contributing revenues of $28 million, a 31 percent increase over the second quarter of 2007. In addition, cash flows from continuing operations were $4.6 million in the second quarter of 2008, or $7.3 million higher than the second quarter of 2007.

        "Nevertheless, the current economic climate leads us to believe that the remainder of 2008 will be more challenging than we previously envisioned, particularly in the market for large stock preparation systems in China and Southeast Asia. Several large projects for stock preparation equipment, on which we had expected to recognize revenue in 2008, have been delayed into 2009, and a few prospective projects have been cancelled, although none were in our backlog. Despite these challenges, we are seeing encouraging developments in Europe and Latin America. For example, we recently received notification that we had been awarded a contract for over $5 million to deliver a system that will produce tissue from recycled fiber in South America.

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"With the slowdown of capital equipment business in China, we now expect to report, for the full year, GAAP diluted EPS of $1.65 to $1.70 from continuing operations, revised from our previous estimate of $1.85 to $1.90, on revenues of $365 to $370 million, revised from our previous estimate of $385 to $395 million. For the third quarter of 2008, we expect to report GAAP diluted EPS of $.36 to $.38 from continuing operations on revenues of $86 to $88 million. The third quarter EPS includes a net gain of approximately $.04 primarily from the sale of real estate."

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including earnings before interest, taxes, depreciation, and amortization (EBITDA) and revenues adjusted to exclude both the results from the sale of our Casting Products business and the effects of foreign currency translation. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release and in the accompanying tables.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

	Three Months Ended		Six Months Ended	
Consolidated Statement of Income	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
Revenues	$ 92,406	$ 89,107	$ 178,270	$ 177,348
Costs and Operating Expenses:				
Cost of revenues	53,843	54,964	105,647	110,658
Selling, general, and administrative expenses	26,924	23,087	52,293	46,583
Research and development expenses	1,497	1,493	3,105	3,160
Loss on sale of subsidiary (a)	-	388	-	388
Restructuring costs and other expense (income), net (b)	-	-	(473)	-
	82,264	79,932	160,572	160,789
Operating Income	10,142	9,175	17,698	16,559
Interest Income	511	342	1,052	693
Interest Expense	(640)	(789)	(1,235)	(1,595)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest Expense	10,013	8,728	17,515	15,657
Provision for Income Taxes	2,977	2,705	5,265	4,895
Minority Interest Expense	143	87	240	135
Income from Continuing Operations	6,893	5,936	12,010	10,627
Loss from Discontinued Operation, Net of Tax	(5)	(1,022)	(9)	(1,414)
Net Income	$ 6,888	$ 4,914	$ 12,001	$ 9,213
Basic Earnings per Share				
Income from Continuing Operations	$ .50	$ .42	$ .86	$ .76
Loss from Discontinued Operation	-	(.07)	-	(.10)
Net Income	$ .50	$ .35	$ .86	$ .66
Diluted Earnings per Share				
Income from Continuing Operations	$ .50	$ .42	$ .85	$ .75
Loss from Discontinued Operation	-	(.07)	-	(.10)
Net Income	$ .50	$ .35	$ .85	$ .65
Weighted Average Shares				
Basic	13,703	14,012	13,935	14,010
Diluted	13,822	14,202	14,048	14,208

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Business Segment Information (c)		Three Months Ended				Six Months Ended		
		June 28, 2008		June 30, 2007		June 28, 2008		June 30, 2007
Revenues:								
Pulp and Papermaking Systems	$	90,453	$	86,609	$	173,711	$	170,643
Other		1,953		2,498		4,559		6,705
	$	92,406	$	89,107	$	178,270	$	177,348
Gross Profit Margin:								
Pulp and Papermaking Systems		42%		38%		41%		38%
Other		29%		34%		35%		34%
		42%		38%		41%		38%
Operating Income:								
Pulp and Papermaking Systems	$	14,740	$	12,238	$	25,618	$	21,808
Corporate and Other		(4,598)		(3,063)		(7,920)		(5,249)
	$	10,142	$	9,175	$	17,698	$	16,559
Bookings from Continuing Operations:								
Pulp and Papermaking Systems	$	82,041	$	89,310	$	169,373	$	185,517
Other		1,647		2,343		3,999		6,360
	$	83,688	$	91,653	$	173,372	$	191,877
Capital Expenditures from Continuing Operations:								
Pulp and Papermaking Systems	$	1,282	$	846	$	2,707	$	1,621
Corporate and Other		257		40		442		103
	$	1,539	$	886	$	3,149	$	1,724

Cash Flow and Other Data from Continuing Operations		Three Months Ended				Six Months Ended		
		June 28, 2008		June 30, 2007		June 28, 2008		June 30, 2007
Cash Provided by (Used in) Operations	$	4,615	$	(2,684)	$	10,943	$	3,768
Depreciation and Amortization Expense		1,918		1,891		3,776		3,648

Balance Sheet Data						June 28, 2008		Dec. 29, 2007
Cash and Cash Equivalents					$	53,888	$	61,553
Short- and Long-term Debt						42,961		40,700
Shareholders' Investment						282,836		278,751

EBITDA Data		Three Months Ended				Six Months Ended		
		June 28, 2008		June 30, 2007		June 28, 2008		June 30, 2007
Consolidated								
GAAP Operating Income	$	10,142	$	9,175	$	17,698	$	16,559
Depreciation and Amortization		1,918		1,891		3,776		3,648
Loss on sale of subsidiary (a)		-		388		-		388
EBITDA (b)	$	12,060	$	11,454	$	21,474	$	20,595
Pulp and Papermaking Systems								
GAAP Operating Income	$	14,740	$	12,238	$	25,618	$	21,808
Depreciation and Amortization		1,786		1,762		3,516		3,386
EBITDA (b)	$	16,526	$	14,000	$	29,134	$	25,194
Corporate and Other (c)								
GAAP Operating Loss	$	(4,598)	$	(3,063)	$	(7,920)	$	(5,249)
Depreciation and Amortization		132		129		260		262
Loss on sale of subsidiary (a)		-		388		-		388
EBITDA	$	(4,466)	$	(2,546)	$	(7,660)	$	(4,599)

(a) Reflects a pre-tax loss on the sale of the Casting Products business on April 30, 2007 in the three- and six-month periods ended June 30, 2007.

(b) Includes net restructuring costs and other income of $473 in the six-month period ended June 28, 2008 related to restructuring costs of $121 and a gain from the sale of assets of $594.

(c) "Other" includes the results from the Fiber-based Products business in all periods and the Casting Products business in the 2007 periods through its sale on April 30, 2007.

Conference Call

Kadant will hold its earnings conference call on Thursday, July 24, 2008, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. Please reference Event ID number 42165462. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until August 22, 2008.

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $366 million in 2007 and 2,000 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, the effect of economic conditions on our business, demand for our products, and pending and potential future orders. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended March 29, 2008. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; our debt obligations; restrictions in our credit agreement; litigation and warranty costs related to our discontinued operation; our acquisition strategy; future restructurings; factors influencing our fiber-based products business; protection of patents and proprietary rights; fluctuations in quarterly operating results; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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